UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: May 10, 2010

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                 Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES RECEIPT OF MAJORITY CONSENTS
ON ALL EXCHANGE OFFERS FOR ITS PERPETUAL SECURITIES

MONTERREY, MEXICO. MAY 7, 2010 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today that it has now received requisite consents from a majority of the holders on each of all four tranches of its perpetual debentures, consisting of the U.S. dollar-denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures, the U.S. dollar-denominated 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures, the U.S. dollar-denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures and the Euro-denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures. Accordingly, the condition relating to the receipt of such requisite consents from eligible holders on or prior to the Expiration Date (as defined below) has been satisfied for each of the exchange offers relating to the four tranches of perpetual debentures.

The Exchange Offers expire at 11:59 p.m., New York City time today, May 7, 2010 (the “Expiration Date”) and will settle on Wednesday, May 12, 2010.

The Exchange Offers are being made within the United States only to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to persons that are not "U.S. persons," as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who would be participating in any transaction in accordance with Regulation S. The new senior secured notes to be denominated in Dollars and Euros (the "New Senior Secured Notes"), to be offered have not been registered under the Securities Act and may not be offered or sold in the United States absent an applicable exemption from registration requirements. The Exchange Offers are not being made to any person located or resident in the Republic of Italy. This press release does not constitute an offer to sell or the solicitation of an offer to buy Perpetual Debentures or New Senior Secured Notes in any jurisdiction in which such an offer or sale would be unlawful.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the offerings described herein will be consummated or as to the terms of any such offering. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	May 10, 2010	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller